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Paul A. Jorissen

Direct Tel +1 212 506 2555
Direct Fax +1 212 849 5555

pjorissen@mayerbrown.com

December 17, 2012

BY EDGAR COURIER Mr. Robert Errett Special Counsel Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561

Re:	GE Equipment Midticket LLC, Series 2011-1 Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 27, 2012 File No. 333-160604-02

Dear Mr. Errett:

On behalf of GE Equipment Midticket LLC, Series 2011-1 (the “Company”) we submit this letter in response to the comments in your letter, dated December 3, 2012, relating to the Form 10-K referenced above (the “Subject Filing”). For your convenience, your comment has been reproduced below, followed by the response of the Company.

Item 1122 of Regulation AB. Compliance With Applicable Servicing Criteria

1.	General Electric Capital Corporation’s report on its assessment of compliance with applicable servicing criteria and the Form 10-K indicate that General Electric Capital Corporation (the “Servicer”) identified material instances of noncompliance with the servicing criteria applicable to them. With a view towards disclosure, please tell us whether the transaction covered by this Form 10-K was one of the transactions reviewed to assess compliance with applicable servicing criteria. If the transaction covered by this Form 10-K was one of the transactions reviewed to assess compliance with applicable servicing criteria, please advise whether any of the instances of noncompliance identified by the Servicer involved the transaction covered by this Form 10-K.

Response: The transaction covered by the Subject Filing was one of the transactions reviewed to assess compliance with the applicable servicing criteria. Only the instances of noncompliance identified by the Servicer with respect to Item 1122(d)(2)(vii)(B) and Item 1122(d)(1)(ii) of Regulation AB involved the transaction covered by the Subject Filing.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mr. Robert Errett

December 17, 2012

2.	We note that the material instance of noncompliance the Servicer identified involving the servicing criterion in Item 1122(d)(2)(vii)(B) of Regulation AB arose because certain account reconciliations, some of which were prepared by vendors, were not prepared within 30 calendar days after the bank statement cutoff date. Further, we note that the Servicer’s agreement with certain vendors does not require the third party to prepare account reconciliations within 30 calendar days after the bank statement cutoff date. Please tell us when the Servicer’s agreement with vendors requires the vendors to prepare account reconciliations. Also, please describe any steps the Servicer has taken to remediate the material instance of noncompliance.

Response: The Servicer had required vendors to adhere to its 40 day bank reconciliation procedure. Effective in April 2012, the Servicer has modified its account reconciliation practices for all relevant bank accounts established for securitization transactions and now requires its vendors to perform bank reconciliations within 30 calendar days after the bank statement cutoff date.

3.	We note that the material instance of noncompliance the Servicer identified involving the servicing criterion listed in Item 1122(d)(1)(ii) of Regulation AB arose because the Servicer did not have appropriate policies and procedures in place to monitor the vendor’s compliance with servicing activities assigned to them. Please describe any steps the Servicer has taken to remediate the identified material instance of noncompliance.

Response: As noted above, the vendor noncompliance was the result of vendor adherence to the account reconciliation procedures. As the Servicer has modified its practice effective April 2012 so that it prepares, and instructs its vendors to prepare, account reconciliations within 30 calendar days after the bank statement cutoff date, the material instance of noncompliance the Servicer identified involving the servicing criterion listed in Item 1122(d)(1)(ii) has been remedied.

4.	We note that some of the material instances of noncompliance the Servicer identified involved servicing criteria covering investor remittances, investor reporting, and pool asset administration. The disclosures regarding these material instances of noncompliance do not provide any insight into the impacts or effects of the material instances of noncompliance or the steps taken, if any, to remediate the material instances of noncompliance. Therefore, with a view towards disclosure, please tell us the scope, impact and underlying cause(s) of each material instance of noncompliance; the relationship, if any, between each material instance of noncompliance; the steps taken, if any, to correct the impacts of each material instance of noncompliance, and any steps taken to reduce the likelihood that the identified material instance of noncompliance will reoccur in the future. Such discussion should also include, but not be limited to, the following:

Mr. Robert Errett

December 17, 2012

•	whether investors were provided corrected investor reports and, if not, why not;

•	with respect to the material instance of noncompliance involving servicing criterion 1122(d)(i)(B), the type of information that was provided to investors that was not calculated in accordance with terms specified in the transaction agreements;

•	with respect to the material instance of noncompliance involving servicing criterion 1122(d)(3)(ii), more specific detail on how amounts due to investors were not allocated and remitted in accordance with timeframes, distribution priority, and other terms set forth in the transaction agreements;

•	with respect to the material instance of noncompliance involving servicing criterion 1122(d)(4)(viii), how records documenting collection efforts for certain delinquent pool assets were not maintained.

Response:

(a)	None of the material instances of noncompliance other than those addressed in (2) and (3) above, involved the transaction covered by the Subject Filing. All material instances of noncompliance that did not involve the transaction covered by the Subject Filing, involved two other transactions on the serviced platform where, as of the date of this letter, investors have been paid out in full.

(b)	Noncompliance involving servicing criteria 1122(d)(3)(i)(B), 1122(d)(3)(i)(D) and 1122(d)(3)(ii) occurred in an isolated set of circumstances as a result of an IT system limitation that caused certain borrower-requested early loan payoffs input into the servicing system to not be automatically posted to and reflected as paid on the related loan. As a result, such final payoff amounts were not included in collections until the month after receipt. To address this problem, the Servicer put in place a manual process to review final payments in full on loans of the affected type on a weekly basis in a manner to ensure that all such payments are identified to loans and remitted to investors on the payment date relating to the collection period when received. The type of information provided to investors that was not calculated in accordance with the agreements consisted of the amount of final payments distributable to investors during the month of receipt when such amounts were not identified to the related loan.

(c)	Noncompliance involving servicing criteria 1122(d)(4)(iv) and 1122(d)(4)(ix) was discovered with respect to two separate issues involving three loans.

In the case of one loan, noncompliance resulted from reducing the amount of interest received on that loan by an $11,000 expense payment for outside services. The expense for outside services had been incorrectly applied to reduce interest income on the loan to which the expense related. The effect, which was to reduce the amount available for distribution by $11,000, was reversed in a subsequent collection period when a corresponding additional amount was distributed to investors.

Mr. Robert Errett

December 17, 2012

In the case of two loans, noncompliance resulted from a manual input error that resulted in the failure to update for a one month period the index rate (from a rate of 0.1904% to 0.2103%) used to calculate the variable interest rate used to allocate payments on those two loans between interest and principal. The effect of this particular instance resulted in a small portion of one monthly payment in respect of such loans to be principal rather than interest. To address potential input errors, effective June 2012, the Servicer enhanced its training of personnel with respect to the proper interpretation of loan contract index definitions, clarified related loan contract forms, and updated its ongoing post-booking audits. The post-booking audits are performed by the Servicer on a weekly basis and are intended to verify the quality of the data entered into the Servicer’s records. In addition, the Servicer reviewed a significant portion of its booking of originations for the calendar year 2011 and did not detect any occurrences of noncompliance related to incorrect indices. On a regular basis, the Servicer enhances its audit procedures to take into account findings from prior reviews.

(d)	Noncompliance involving servicing criterion 1122(d)(4)(viii) resulted from a system conversion in May 2011 that caused certain records detailing collection notes for the period May 15 to September 30, 2011, with respect to a small number of delinquent loans, to be deleted from the Servicer’s automated system. The Servicer had identified this issue in October 2011 and determined that it affected approximately 0.3% of the accounts on the serviced platform.

(e)	The Company and the Servicer did not distribute corrected investor reports for any of the instances of noncompliance described above because none of such instances were material to investors or warranted delivery of corrected investor reports.

Exhibits to Form 10-K

Exhibit 31.1

5.	Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 13a-14(d) or Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, the introductory sentence includes the title of the certifying individual, paragraph one replaces the word “report” with “annual report” and paragraph four omits certain language otherwise set forth in Item 601(b)(31)(ii). Please confirm that in future filings, the certification you file will be revised so that the identification of the certifying individual at the beginning of the certification does not include the individual’s title and that the certification will follow the specific form and content of Item 601(b)(31)(ii).

Mr. Robert Errett

December 17, 2012

Response: We confirm that in future filings the certification will not include the certifying individual’s title and will otherwise follow the specific form and content provided in Item 601(b)(31)(ii).

Exhibit 35.1

6.	We note that Thomas A. Davidson, CEO of the depositor, signed the servicer compliance statement as Attorney-in-Fact. Item 1123 of Regulation AB requires that the servicer compliance statement be signed by an authorized officer of the servicer. Please confirm that Thomas A. Davidson signed the servicer compliance statement as an authorized officer of the servicer or amend the Form 10-K to include a servicer compliance statement signed by an authorized officer of the servicer.

Response: The Company confirms that Thomas A. Davidson signed the servicer compliance statement under a power of attorney granted by an authorized officer of the Servicer. Mr. Davidson is employed by the Servicer, holds the title of Senior Managing Director, Capital Markets, and is responsible for the Servicer’s securitization activities.

In connection with responding to your comments, we have been authorized by the Company to inform you that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Subject Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions concerning the Subject Filing or the Company’s responses, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Paul A. Jorissen

Paul A. Jorissen